March 4, 2011

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	John Dana Brown

Re:	Zipcar, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed December 20, 2010
File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 4 in response to comments contained in a letter, dated January 5, 2011 (the “Letter”), from Lauren Nguyen of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott W. Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 4.

General

1. In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act or information omitted due to agreements not yet being executed.

Response: In response to the Staff’s comment, the Company has included in the Registration Statement substantially all remaining information other than information omitted pursuant to Rule 430A.

Inside Cover Page and Outside Cover Page Artwork

2. We note your response to prior comment one and reissue in part. Please revise to remove the artwork that does not depict products and/or services owned or provided by you as an automobile sharing company. In this regard, please remove the flower that is depicted on the outside back cover of the prospectus.

John Dana Brown

Securities and Exchange Commission

March 4, 2011

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 4.

3. We note your response to prior comment two and reissue. We note that the text accompanying the images on the second, third inside front cover pages and outside back cover page of the prospectus contain marketing language. Text on the inside and outside cover page artwork should only be used to the extent necessary to explain briefly the visuals in the presentation. In this regard, please remove the excessive text which does not explain the images on the second, third inside front cover pages and outside back cover page of the prospectus such as “Zipcar provides its members. . .,” “cars with a conscience,” “Frost & Sullivan report that. . .,” and “convenient, simple, smart.”

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see the revised artwork filed with Amendment No. 4.

4. Please tell us whether the slogans “live in your neighborhood” and “wheels when you want them” are trademarked by you. If not, please remove the text from the graphics depicted.

Response: The Company confirms that it owns the registered trademark for “wheels when you want them”. In response to the Staff’s comment, the Company has deleted “live in your neighborhood” from the prospectus artwork. Please see the revised artwork filed with Amendment No. 4.

Stock-Based Compensation, page 61

5. We note your response to our prior comment number 4. To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares during 2009 and the expected public offering price.

Response: The Company acknowledges the Staff’s comment and will so revise MD&A in a future amendment to the Registration Statement wherein the Company discloses the expected pricing of its common stock to be issued in its initial public offering by providing factors contributing to the changes since the Company’s last valuation.

John Dana Brown

Securities and Exchange Commission

March 4, 2011

Material U.S. Federal Tax Considerations For Non-U.S. Holders of Common Stock, page 132

6. Refer to the last sentence of the last paragraph. Delete the references to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 133 of the prospectus.

Note 14. Subsequent Events, page F-39

7. We note from the disclosures that have been included in Note 14 that the Company issued Series G redeemable convertible preferred stock on November 17, 2010 and December 1, 2010 that is convertible into the Company’s common shares in connection with the closing of a public offering. Please revise the Company’s pro forma balance sheet and earnings per share computations included on pages F-3 and F-4 to also give effect to the conversion of the Series G redeemable convertible preferred stock into the Company’s common shares in connection with the closing of the Company’s initial public offering. The footnote disclosure on page F-8 will also need to be revised to indicate that such shares have now been reflected in the pro forma presentation.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see pages F-3, F-4 and F-8 of the prospectus.

8. The Company’s disclosures included in its capitalization table on pages 35 and 36 of the registration statement should be similarly revised to include the conversion of the Series G redeemable convertible preferred shares into the Company’s common shares.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see pages 36 and 37 of the prospectus.

Other

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company supplementally advises the Staff that it has updated the financial statements through December 31, 2010 in accordance with Rule 3-12 of Regulation S-X.

10. Please provide currently dated consents from the independent public accountants in any future amendments.

Response: The Company acknowledges the Staff’s comment. Please see Exhibits 23.1 and 23.2 of the Registration Statement.

John Dana Brown

Securities and Exchange Commission

March 4, 2011

The Company is providing the following information supplementally. The Company advises the Staff that, in November 2010, it sold securities (the “Series G Shares”) in private placements described in Item 15 of the Registration Statement. The Company does not believe the private placements should be integrated with the public offering contemplated by the Registration Statement. In making its determination, the Company has relied on the Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007), which sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings.

The Company further advises the Staff that, as described in its responses to Comment Nos. 7 and 8, the Company has included the Series G Shares in its pro forma balance sheet, earnings per share computations and related footnotes, and reflected the issuance of the Series G Shares in its capitalization table.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

SLM:kl

cc: Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.